SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30184; 812-13954]

Emerging Global Advisors, LLC, <u>et al.</u>; Notice of Application

August 28, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

<u>Applicants</u>: Emerging Global Advisors, LLC (the "Adviser"), EGA Emerging Global Shares Trust (the "Trust") and ALPS Distributors, Inc. ("ALPS Distributors").

<u>Summary of Application</u>: Applicants request an order that permits: (a) certain open-end management investment companies or series thereof to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days from the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

<u>Filing Dates</u>: The application was filed on September 8, 2011, and amended on January 20, 2012, April 6, 2012, and August 27, 2012.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. September 24, 2012 and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, Trust and Adviser, c/o Robert C. Holderith, 171 East

Ridgewood Avenue, Ridgewood, NJ 07450. ALPS Distributors, 1290 Broadway, Suite 1100,

Denver, CO 80203.

For Further Information Contact: Marilyn Mann, Special Counsel, at (202) 551-6813 or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for

the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is registered as an open-end management investment company under

the Act and organized as a Delaware statutory trust. Applicants request that the order apply to

the series of the Trust described in Appendix B to the application ("Initial Funds") and any future series of the Trust and any other open-end management companies or series thereof ("Future Funds") that may track specified securities indexes ("Underlying Indexes").[1] Any Future Fund will be (a) advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (b) comply with the terms and conditions of the application. Each Underlying Index will be comprised solely of equity and/or fixed income securities. The Funds will be based on Underlying Indexes comprised of equity and/or fixed income securities that trade in U.S. markets ("Domestic Funds") or securities that trade in non-U.S. markets ("Foreign Funds") or Underlying Indexes comprised of a combination of domestic and foreign securities ("Global Funds"). The Initial Funds and all Future Funds, together, are the "Funds."

2.   The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and currently serves as sub-adviser to the Initial Funds. The Adviser expects to serve as investment adviser to the Funds.   The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as sub-advisers to a particular Fund (each, a "Sub-Adviser"). Each Sub-Adviser will be registered under the Advisers Act. The Trust will enter into a distribution agreement with one or more distributors that will be registered as a broker-dealer ("Broker") under the Securities Exchange Act of 1934 ("Exchange Act") and will serve as the principal underwriter and distributor ("Distributor") for one or more Funds. The Distributor for the Initial Funds is ALPS Distributors. A Distributor may be an affiliated person of, or an affiliated person of such affiliated person of, the Adviser and/or Sub-Advisers within the meaning of section 2(a)(3) of the Act.

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[1]   All entities that currently intend to rely on the order are named as applicants. Any other existing or future entity that relies on the order will comply with the terms and conditions of the application. An Investing Fund (as defined below) may rely on the order only to invest in the Funds and not in any other registered investment company.

3.   Each Fund will consist of a portfolio of securities ("Portfolio Securities") selected to correspond generally to the performance of an Underlying Index. No entity that creates, compiles, sponsors or maintains an Underlying Index ("Index Provider") is or will be an affiliated person, as defined in section 2(a)(3) of the Act, ("Affiliated Person") or an affiliated person of an affiliated person ("Second-Tier Affiliate") of the Trust, any Fund, the Adviser, any Sub-Adviser, or promoter of a Fund, or of any Distributor.

4.   The investment objective of each Fund will be to provide investment returns that correspond, before fees and expenses, generally to the performance of its Underlying Index.[2] Each Fund will sell and redeem Creation Units on a "Business Day," which is defined as any day that the NYSE, the relevant Listing Exchange (as defined below), the Trust and the custodian of the Funds are open for business and includes any day that a Fund is required to be open under section 22(e) of the Act. A Fund will utilize either a replication or representative sampling strategy to track its Underlying Index. A Fund using a replication strategy will invest in the Component Securities in its Underlying Index in the same approximate proportions as in such Underlying Index. A Fund using a representative sampling strategy will hold some, but not necessarily all, of the Component Securities of its Underlying Index. Applicants state that in using the representative sampling strategy, a Fund is not expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invests in every Component Security of the Underlying Index with the same weighting as the

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[2]   Applicants represent that at least 80% of each Fund's total assets (excluding securities lending collateral) ("80% Basket") will be invested in component securities that comprise its Underlying Index ("Component Securities") or TBA Transactions (as defined below), or in the case of Foreign Funds and Global Funds, the 80% Basket requirement may also include Depositary Receipts (defined below) representing Component Securities. Each Fund may also invest up to 20% of its total assets in a broad variety of other instruments, including securities not included in its Underlying Index, which the Adviser and/or Sub-Adviser believes will help the Fund in tracking the performance of its Underlying Index.

Underlying Index. Applicants expect that each Fund will have an annual tracking error relative to the performance of its Underlying Index of less than 5 percent.

5.   Creation Units will consist of specified large aggregations of Shares, e.g., 25,000 or 100,000 Shares, and it is expected that the initial price of a Creation Unit will range from $1 million to $10 million. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will be responsible for transmitting the orders to the Funds. An Authorized Participant must be either: (a) a Broker or other participant in the continuous net settlement system of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission, or (b) a participant in the Depository Trust Company ("DTC," and such participant, "DTC Participant").

6.   The Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[3] On any given Business Day the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro

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[3]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

rata to the positions in a Fund's portfolio (including cash positions),[4] except: (a) in the case of

bonds, for minor differences when it is impossible to break up bonds beyond certain minimum

sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to

eliminate fractional shares or lots that are not tradeable round lots;[5] (c) "to be announced"

transactions ("TBA Transactions"),[6] derivatives and other positions that cannot be transferred in

kind[7] will be excluded from the Deposit Instruments and the Redemption Instruments;[8] (d) to the

extent the Fund determines, on a given Business Day, to use a representative sampling of the

Fund's portfolio;[9] or (e) for temporary periods, to effect changes in the Fund's portfolio as a

result of the rebalancing of its Underlying Index (any such change, a "Rebalancing"). If there is

a difference between the net asset value ("NAV") attributable to a Creation Unit and the

aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the

Creation Unit, the party conveying instruments with the lower value will also pay to the other an

amount in cash equal to that difference (the "Cash Amount").

      7.   Purchases and redemptions of Creation Units may be made in whole or in part on

a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there

is a Cash Amount, as described above; (b) if, on a given Business Day, a Fund announces before

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[4]   The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[5]   A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[6]   A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[7]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[8]   Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).

[9]   A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (ii) consists entirely of instruments that are already included in the Fund's portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

the open of trading that all purchases, all redemptions or all purchases and redemptions on that

day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an

Authorized Participant, a Fund determines to require the purchase or redemption, as applicable,

to be made entirely in cash;[10] (d) if, on a given Business Day, a Fund requires all Authorized

Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable)

cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively,

solely because: (i) such instruments are not eligible for transfer through either the NSCC or

DTC; or (ii) in the case of Foreign Funds and Global Funds, such instruments are not eligible for

trading due to local trading restrictions, local restrictions on securities transfers or other similar

circumstances; or (e) if a Fund permits an Authorized Participant to deposit or receive (as

applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments,

respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation

Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an

Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or

(iii) a holder of Shares of a Foreign Fund or Global Fund would be subject to unfavorable

income tax treatment if the holder receives redemption proceeds in kind.[11]

8.   Each Business Day, before the open of trading on a national securities exchange,

as defined in section 2(a)(26) of the Act ("Exchange") on which Shares are listed ("Listing

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[10]   In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's or Sub-Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in kind redemption. As a result, tax considerations may warrant in kind redemptions.

[11]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

Exchange"), each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day. The list of Deposit Instruments and the list of Redemption Instruments will apply until new lists are announced on the following Business Day, and there will be no intra-day changes to the lists except to correct errors in the published lists. Each Listing Exchange will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Cash Amount and (ii) the current value of the Deposit Instruments.

9.   An investor purchasing or redeeming a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of shareholders resulting from costs in connection with the purchase or redemption of Creation Units.[12] All orders to purchase Creation Units will be placed with the Distributor by or through an Authorized Participant, and it will be the Distributor's responsibility to transmit such orders to the Funds. The Distributor also will be responsible for delivering the Fund's prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

10.   Shares of the Initial Funds will be listed on the NYSE Arca, Inc. Exchange ("NYSE Arca"). Shares of each Future Fund will be listed and traded individually on an Exchange. It is expected that one or more Exchange liquidity providers or market makers

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[12]   Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Instruments.

("Market Makers") will be assigned to Shares and maintain a market for Shares trading on the Listing Exchange. The price of Shares trading on an Exchange will be based on a current bid-offer market. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

11. Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Market Makers also may purchase or redeem Creation Units in connection with their market making activities. Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[13] The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share.

12. Shares will not be individually redeemable and owners of Shares may acquire those Shares from a Fund or tender such shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. A redeeming investor may pay a Transaction Fee, imposed in the same manner as the Transaction Fee incurred in purchasing such Shares of Creation Units.

13. Neither the Trust nor any Fund will be advertised or marketed or otherwise held out as a traditional open-end investment company or "mutual fund." Instead, each Fund will be marketed as an "exchange-traded fund" or an "ETF". All advertising materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually

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[13] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

redeemable and that the owners of Shares may acquire or tender such Shares for redemption to the Fund in Creation Units only. The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to beneficial owners of Shares.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act; and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust and each Fund to redeem Shares in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and redeem Creation Units according to the provisions of the Act. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV per Share.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5. Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that, while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution system of investment company shares by eliminating price competition from non-contract dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6. Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity will ensure that the Shares do not trade at a material discount or premium in relation to their NAV.

Section 22(e) of the Act

7. Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that settlement of redemptions for Foreign Funds, including the Initial Funds, and Global Funds

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will be contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles in local markets for underlying foreign Portfolio Securities held by the Foreign Funds and Global Funds. Applicants state that current delivery cycles for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, in certain circumstances will require a delivery process for the Foreign Funds and Global Funds of up to 14 calendar days. Applicants request relief under section 6(c) of the Act from section 22(e) to allow Foreign Funds and Global Funds to pay redemption proceeds up to 14 calendar days after the tender of the Creation Units for redemption. Except as disclosed in the relevant Foreign Fund's or Global Fund's SAI, applicants expect that each Foreign Fund and Global Fund will be able to deliver redemption proceeds within seven days.[14]

8.   Applicants state that Congress adopted section 22(e) to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Foreign Fund or Global Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of section 22(e). Applicants state that the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of in kind redemption proceeds in seven calendar days, and the maximum number of days (up to fourteen calendar days) needed to deliver the proceeds for each affected Foreign Fund and Global Fund.

9.   Applicants are not seeking relief from section 22(e) with respect to Foreign Funds or Global Funds that do not effect creations and redemptions of Creation Units in-kind.

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[14]   Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade date. Applicants acknowledge that relief obtained from the requirements of section 22(e) will not affect any obligations that they have under rule 15c6-1.

Section 12(d)(1) of the Act

10. Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling the investment company's shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale would cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

11. Applicants request an exemption to permit management investment companies ("Investing Management Companies") and unit investment trusts ("Investing Trusts") registered under the Act that are not sponsored or advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds (collectively, "Investing Funds") to acquire Shares beyond the limits of section 12(d)(1)(A). In addition, applicants seek relief to permit a Fund, any Distributor, and/or any Broker to sell Shares to Investing Funds in excess of the limits of section 12(d)(1)(B).

12. Each Investing Management Company's investment adviser within the meaning of section 2(a)(20)(A) of the Act is the "Investing Fund Adviser" and each Investing Management Company's investment adviser within the meaning of section 2(a)(20)(B) of the

Act is the "Investing Fund Sub-Adviser". Any investment adviser to an Investing Fund will be registered under the Advisers Act. Each Investing Trust's sponsor is the "Sponsor."

13.   Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

14.   Applicants believe that neither an Investing Fund nor an Investing Funds Affiliate would be able to exert undue influence over a Fund.[15] To limit the control that an Investing Fund may have over a Fund, applicants propose a condition prohibiting the Investing Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor ("Investing Funds' Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund Sub-Adviser, any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under

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[15]   An "Investing Funds Affiliate" is any Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter or principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of those entities. "Fund Affiliate" is the Adviser, Sub-Adviser, promoter, or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

common control with the Investing Fund Sub-Adviser ("Investing Funds' Sub-Advisory Group"). Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Investing Fund or Investing Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

15.　　Applicants do not believe that the proposed arrangement will involve excessive layering of fees. The board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not interested directors or trustees within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. In addition, under condition 9, an Investing Fund Adviser, or Investing Trust's trustee ("Trustee") or Sponsor, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the

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Investing Fund Adviser, Trustee or Sponsor, in connection with the investment by the Investing Fund in the Fund. Applicants also state that any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.[16]

16. Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares for short-term cash management purposes. To ensure that an Investing Fund is aware of the terms and conditions of the requested order, the Investing Funds must enter into an agreement with the respective Funds ("Investing Fund Participation Agreement"). The Investing Fund Participation Agreement will include an acknowledgement from the Investing Fund that it may rely on the order only to invest in the Funds and not in any other investment company.

17. Applicants also note that a Fund may choose to reject a direct purchase of Shares in Creation Units by an Investing Fund. To the extent that an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the Investing Fund Participation Agreement prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A).

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[16] All references to Conduct Rule 2830 of the NASD include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

Section 17 of the Act

18.   Section 17(a) of the Act generally prohibits an Affiliated Person or a Second-Tier Affiliate, from selling any security to or purchasing any security from a registered investment company. Section 2(a)(3) of the Act defines "affiliated person" of another person to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company, and provides that a control relationship will be presumed where one person owns more than 25% of a company's voting securities. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence Affiliated Persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund"). Applicants also state that any investor, including Market Makers, owning 5% or holding in excess of 25% of the Trust or such Funds may be deemed affiliated persons of the Trust or such Funds. In addition, an investor could own 5% or more, or in excess of 25% of the outstanding shares of one or more Affiliated Funds making that investor a Second-Tier Affiliate of the Funds.

19.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are Affiliated Persons or Second-Tier Affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or more

18

than 25%, of the Shares of the Trust or one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. Applicants also request an exemption in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, any Investing Fund of which the Fund is an Affiliated Person or Second-Tier Affiliate.[17]

20.   Applicants contend that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Deposit Instruments and Redemption Instruments for each Fund will be valued in the same manner as the Portfolio Securities currently held by such Fund, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Portfolio Securities, Deposit Instruments, Redemption Instruments, and applicable Cash Amounts (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer. Therefore, applicants state that in-kind purchases and redemptions will afford no opportunity for the specified affiliated persons of a Fund to effect a transaction detrimental to the other holders of Shares. Applicants also believe that in-kind purchases and redemptions will not result in abusive self-dealing or overreaching of the Fund. Applicants also submit that the sale of Shares to and redemption of Shares from an Investing Fund satisfies the standards for relief under sections 17(b) and 6(c) of the Act. Applicants note that any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in

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[17]   To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between an Investing Fund and a Fund), relief from section 17(a) would not be necessary. The requested relief is intended to cover, however, transactions directly between Funds and Investing Funds. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an Affiliated Person or Second-Tier Affiliate of an Investing Fund because an investment adviser to the Fund or an entity controlling, controlled by or under common control with the investment adviser is also an investment adviser to the Investing Fund.

accordance with policies and procedures set forth in the Fund's registration statement.[18]

Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

ETF Relief

1.   As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

3.   The website maintained for each Fund, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

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[18]   Applicants acknowledge that the receipt of compensation by (a) an Affiliated Person of an Investing Fund, or a Second-Tier Affiliate, for the purchase by the Investing Funds of Shares of a Fund or (b) an Affiliated Person of a Fund, or a Second-Tier Affiliate, for the sale by the Fund of Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The Investing Fund Participation Agreement also will include this acknowledgment.

4.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

5.   The members of an Investing Funds' Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Investing Funds' Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Funds' Advisory Group or the Investing Funds' Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Funds' Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

6.   No Investing Fund or Investing Funds Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Funds Affiliate and the Fund or a Fund Affiliate.

7.   The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are

conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8.   Once an investment by an Investing Fund in securities of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the board of trustees of the Trust ("Board"), including a majority of the disinterested trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

9.   The Investing Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from

a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

10.   No Investing Fund or Investing Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

11.   The Board, including a majority of the disinterested trustees, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review,

including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

12.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

13.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), each Investing Fund and the Fund will execute an Investing Fund Participation Agreement stating, without limitation, that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Funds Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the Investing Fund Participation Agreement, and the list with any updated information for the

duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

14. Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

15. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to an Investing Fund as set forth in Conduct Rule 2830 of the NASD.

16. No Fund will acquire securities of an investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary